UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:

CUSIP Number:

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D

	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: October 1, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GSI COMMERCE, INC.
Full Name of Registrant

Former Name if Applicable

935 FIRST AVENUE
Address of Principal Executive Office (Street and Number)

KING OF PRUSSIA, PA 19406
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a	)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b	)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GSI Commerce, Inc. (“GSI”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended on October 1, 2005 within the prescribed time period without unreasonable expense and effort because it needs additional time to process and record in its financial statements the adjustments resulting from the two issues described below.

On October 26, 2005, GSI announced that it was postponing the release of its fiscal 2005 third quarter operating results and conference call to allow for more time to complete the evaluation of two issues. The first issue was an independent investigation regarding certain credits recorded as part of GSI’s fiscal fourth quarter 2004 results. The second issue was the failure of a systemic control used to validate a component of GSI’s general ledger balance for accounts payable and the resulting change to a manual calculation to validate this balance. GSI has concluded its investigation related to the credits referred to above and completed the manual calculation to validate the general ledger balance for accounts payable. GSI expects that when it processes and records the adjustments resulting from the resolution of these issues, the adjustments will be within the dollar amounts disclosed in GSI’s October 26, 2005 press release.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jordan M. Copland	(610)	265.3229
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s)

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GSI COMMERCE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2005	By	/s/ Jordan M. Copland
Jordan M. Copland
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).